INTEGRAL TECHNOLOGIES, INC.

May 17, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integral Technologies, Inc. Application for Withdrawal of Registration Statement on Form 10-12G (File No. 000-28353)

Ladies and Gentlemen:

Integral Technologies, Inc. (the “Company”) hereby applies for an order granting an immediate withdrawal of the above-referenced Form 10-12G (the “Form 10”). The Form 10 was originally filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2023 and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Form 10 due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, which would cause the Form 10 to become effective automatically 60 days after the initial filing date. The Company is in the process of preparing the necessary disclosure to be filed by amendment to the Form 10 and desires to prevent the Form 10 from becoming effective prior to the completion of the amendment. The Company is therefore requesting that the Form 10 be immediately withdrawn.

Should you have any questions regarding the foregoing application for withdrawal, please contact Brian Bernstein, at Brian Bernstein, Nason Yeager Gerson Harris & Fumero, P.A., (561) 686-3307.

Sincerely,

/s/ Douglas Bathauer

Douglas Bathauer

Chief Executive Officer

cc:         Brian Bernstein, Nason Yeager Gerson Harris & Fumero, P.A.